FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of December, 2002

Telesis North Communications Inc.

35  The Links Road, Ste.210, Toronto, Ontario M2P 1T7

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_
_______

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TELESIS NORTH COMMUNICATIONS INC.

CONSOLIDATED FINANCIAL STATEMENTS (UNAUD ITED)

THIRD QUARTER ENDED NOVEMBER 30, 2002

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TELESIS NORTH COMMUNICATIONS INC.

CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) THIRD QUARTER ENDED NOVEMBER 30, 2002

INDEX	Page

Consolidated Financial Statements

Balance Sheet	1

Statements of Operations and Deficit	2

Statements of Cash Flow	3

Notes to Consolidated Financial Statements	4-11

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TELESIS NORTH COMMUNICATIONS INC. CONSOLIDATED BALANCE SHEET November 30, 2002 and February 28, 2002

	November 30,	February 28,
	2002	2002
	(Unaudited)	(Audited)

ASSETS

Current
Cash and cash equivalents	$620	$325,119
Amounts receivable	109,058	21,848
Investment tax credits	68,750	347,085
Prepaid expenses	17,298	4,215

	195,726	698,267
Capital assets	48,966	52,497

	$244,692	$750,764

LIABILITIES

Current
Accounts payable and accrued liabilities	$666,640	$608,281
Current portion of bank loans (Note 2)	98,304	66,304
Deferred revenue	35,164	28,513

	800,108	703,098
Long term bank loans (Note 2)	80,439	158,167

	880,547	861,265

SHAREHOLDERS' EQUITY (DEFICIENCY)

Capital stock (Note 3(b))	4,660,708	4,115,110
Shares to be issued (Note 3(c))	71,900	-
Contributed surplus	7,000	-
Deficit	(5,375,463)	(4,225,611)

	(635,855)	(110,501)
Future operations (Note 1(a))
Commitments and contingencies (Note 8)

	$244,692	$750,764

The accompanying notes are an integral part of the consolidated financial statements

On behalf of the Board:

"Derek Woods"

"Elizabeth Forester"

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				2.
TELESIS NORTH COMMUNICATIONS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

Three months and nine months ended November 30, 2002 and November 30, 2001

	Three months ended		Nine months ended
	November 30,	November 30,	November 30,	November 30,
	2002	2001	2002	2001
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenue	$75,936	$51,855	$237,509	$227,529

Expenses:
Research and development (Note 7)	159,747	181,564	574,902	430,598
Sales and marketing	127,069	90,268	356,066	590,798
General and administration	130,850	135,914	436,367	597,042

	417,666	407,746	1,367,335	1,618,438

Loss before the undernoted	(341,730)	(355,891)	(1,129,826)	(1,390,909)

Other Expenses:
Amortization	3,138	3,660	8,953	10,979
Interest on long-term debt	3,901	4,865	11,073	14,003

	7,039	8,525	20,026	24,982

Loss before income taxes	(348,769)	(364,416)	(1,149,852)	(1,415,891)

Income taxes	-	-	-	-

Loss for the period	$(348,769)	$(364,416)	$(1,149,852)	$(1,415,891)

Loss per common share (Note 5)	$(0.012)	$(0.013)	$(0.040)	$(0.052)

CONSOLIDATED STATEMENTS OF DEFICIT

Three months and nine months ended November 30, 2002 and November 30, 2001

	Three months ended		Nine months ended
	November 30,	November 30,	November 30,	November 30,
	2002	2001	2002	2001
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Deficit, beginning of period	$(5,026,694)	$(3,260,621)	$(4,225,611)	$(2,209,146)

Loss for the period	(348,769)	(364,416)	(1,149,852)	(1,415,891)

Deficit, end of period	$(5,375,463)	$(3,625,037)	$(5,375,463)	$(3,625,037)

The accompanying notes are an integral part of the consolidated financial statements.

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TELESIS NORTH COMMUNICATIONS INC.

CONSOLIDATED STATEMENTS OF CASH FLOW

Three months and nine months ended November 30, 2002 and November 30, 2001

3.

	Three months ended		Nine months ended
	November 30,	November 30,	November 30,	November 30,
	2002	2001	2002	2001
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Cash provided by (used in)

Operations:
Loss for the period	$(348,769)	$(364,416)	$(1,149,852)	$(1,415,891)
Items not involving cash:
Amortization	3,138	3,660	8,953	10,979
Stock option compensation	-	-	7,000	-

Change in non-cash working capital:
Amounts receivable	(14,474)	11,316	(87,210)	154,360
Investment tax credits	(6,250)	-	278,335	(210,398)
Prepaid expenses	15,609	10,359	(13,084)	(14,576)
Accounts payable and accrued liabilities	160,799	115,985	58,360	(244,712)
Deferred revenue	4,812	18,969	6,651	14,319

	(185,135)	(204,127)	(890,847)	(1,705,919)

Financing:
Repayment of bank term loans	(9,576)	(20,000)	(45,728)	(24,000)
Shares issued from exercise of incentive stock options	-	-	71,453	-
Shares issued / to be issued from private placement	71,900	696,000	571,900	696,000
Share issue costs	(5,000)	(91,293)	(25,855)	(91,293)
Shares issued on conversion of warrants	-	-	-	589,750

	57,324	584,707	571,770	1,170,457

Investments:
Purchase of capital assets	(3,082)	-	(5,422)	(16,391)

	(3,082)	-	(5,422)	(16,391)

Increase (decrease) in cash and cash equivalents	(130,893)	380,580	(324,499)	(551,853)
Cash and cash equivalents (bank indebtedness), beginning of period	131,513	(62,413)	325,119	870,020

Cash and cash equivalents, end of period	$620	$318,167	$620	$318,167

Supplementary cash flow information
Cash paid for interest	$2,137	$5,594	$13,488	$16,849
Cash received for interest	$11	$5,799	$12,439	$16,138

The accompanying notes are an integral part of the consolidated financial statements

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TELESIS NORTH COMMUNICATIONS INC.

Notes to Consolidated Financial Statements

Three and nine months ended November 30, 2002 and November 30, 2001 (unaudited)

Telesis North Communications Inc., formerly West Oak Resource Corporation (the "Company"), is incorporated under the laws of the province of British Columbia and its principal business activities include the development and distribution of communication software for use in multiple land-line and wireless networks. The unaudited consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Telesis North Inc.

1.	Significant accounting policies:
(a)	Future operations:
These financial statements have been prepared on the going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business, notwithstanding the significant operating loss for the nine months ended November 30, 2002 and the deficit as at November 30, 2002. The ability of the Company to continue as a going concern is dependent on the Company's ability to generate future profitable operations and receive continued support from its lenders, shareholders and raise external financing for which there can be no assurance regarding the success thereof.

(b)	Basis of presentation:
The interim unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies as outlined in Note 1 of the audited consolidated financial statements for the year ended February 28, 2002, except as noted below:

The Company has adopted the new recommendations of CICA Handbook Section 3870, Stock-based compensation and other stock-based payments, effective March 1, 2002. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities. This Section applied to certain awards outstanding on the date of adoption and all awards granted on or after March 1, 2002. The Company has elected to account for employee stock options by measuring compensation costs for options as the excess, if any, of the quoted market price of the Company’s common shares at the date of grant over the amount an employee must pay to acquire the common shares. Had compensation cost for the Company’s stock options been determined under the fair value based method of accounting for awards granted on or after March 1, 2002, pro forma net loss for the three and nine months ended November 30, 2002 would have amounted to $(403,905) and $(1,446,338) respectively. The pro forma net loss per common share would have amounted to $(0.0140) for the three months ended November 30, 2002 and $(0.050) for the nine months ended November 30, 2002. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in the three months ended November 30, 2002: dividend yield of 0%, expected volatility of approximately 125%; risk-free interest rate of 5.4%; and expected lives of 5 years. The weighted average fair value of options granted in the three months ended November 30, 2002 was $0.20.

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TELESIS NORTH COMMUNICATIONS INC.

Notes to Consolidated Financial Statements

Three and nine months ended November 30, 2002 and November 30, 2001 (unaudited)

2.	Bank loans:

	November 30, 2002	Bank Loan (a)	Bank Loan (b)	Total

	Prescribed principal amount	$84,000	$74,743	$158,743
	Deferred principal	20,000	–	20,000

		104,000	74,743	178,743
	Less: current portion and deferred principal	(80,000)	(18,304)	(98,304)

		$24,000	$56,439	$80,439

	February 28, 2002	Bank Loan (a)	Bank Loan (b)	Total

	Principal amount	$136,000	$88,471	$224,471
	Less: current portion	(48,000)	(18,304)	(66,304)

		$88,000	$70,167	$158,167

(a)	The bank loan bears interest at the Prime Rate plus 3% and is payable in monthly installments of $5,000 plus interest. The lender has agreed to a temporary postponement of principal repayments. The loan is secured by a chattel mortgage on the computer equipment and a general security agreement. In addition, certain shareholders of the Company have given personal guarantees for the loan.

Repayment in each of the next three years is as follows:

Year ended February 28:

2003	$35,000
2004	60,000
2005	9,000

$104,000

(b)	The bank loan bears interest at the TD-Canada Trust Prime Rate plus 2% and is payable in monthly installments of $1,525 plus interest. The loan is secured by a general security agreement covering all the assets of the Company. In addition, certain shareholders of the Company have given personal guarantees for the loan. The bank has the right to call the loan at anytime.

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TELESIS NORTH COMMUNICATIONS INC.

Notes to Consolidated Financial Statements

Three and nine months ended November 30, 2002 and November 30, 2001 (unaudited)

2.	Bank loans (continued): Repayment in each of the next five years is as follows:
Year ended February 28:

2003	$4,575
2004	18,304
2005	18,304
2006	18,304
2007	15,256

$74,743

3.	Capital stock:
(a)	Authorized:
100,000,000 preference shares without par value; issuable in one or more series, each series comprising the number of shares, designations, rights, privileges, restrictions and conditions which the Board of Directors determines by resolution; ranking prior to the common shares with respect to dividends and distributions in event of liquidation, dissolution or winding up.
100,000,000 voting common shares without par value

	(b)	Issued and outstanding:
	Common
	shares	Amount

Balance, February 28, 2001	25,546,837	$2,057,528
Exercise of share purchase warrants	300,000	180,000
Exercise of share purchase warrants	372,500	409,750
Conversion of convertible notes (note 8)	2,912,048	375,000
Shares issued in lieu of finder’s fees	600,000	–
Shares issued from private placement	1,740,000	696,000
Shares issued from private placement	909,091	400,000
Shares issued to agent	68,182	–
Shares issued from private placement	225,150	99,066
Share issue costs	–	(102,234)
Cancellation of shares	(5,544,952)	–

Balance, February 28, 2002	27,128,856	$4,115,110
Shares issued from exercise of incentive stock options	188,008	71,453
Shares issued from private placement	3,125,000	500,000
Shares issued to agents	105,469	–
Share issue costs	–	(25,855)

Balance, November 30, 2002	30,547,333	$4,660,708

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TELESIS NORTH COMMUNICATIONS INC.

Notes to Consolidated Financial Statements

Three and nine months ended November 30, 2002 and November 30, 2001 (unaudited)

3.	Capital stock (continued):
(c)	Shares to be issued:
On November 5, 2002 the Company announced a private placement of 378,421 Units to certain employees, directors and officers at price of Cdn $0.19 per Unit, for total gross proceeds of $71,900. Each Unit is convertible into units comprised of one common share of the Company and one warrant. Each warrant will entitle the holder to purchase a common share of the Company at a price of Cdn$0.25 if exercised within 24 months from the closing of the private placement. As at November 30, 2002, the Company had received gross cash proceeds of $71,900 in connection with this private placement and was obligated to issue shares subject to regulatory approval. Accordingly, the amount of $71,900 has been reported as shares to be issued as at November 30, 2002.

	(d)	Escrow shares: Pursuant to two separate escrow agreements, as amended, the following shares are held in escrow:
(i)	The aggregate of 7,449,807 common shares (February, 2002: 8,978,602 common shares) will be released from escrow as to 764,398 shares on March 1, 2003, and 1,528,795 shares every six months thereafter until completely released by September 1, 2005. The aggregate of 1,275,000 common shares (February, 2002: 1,425,000 common shares) will be released from escrow as to 75,000 shares on March 1, 2003 and 150,000 shares every six months thereafter until completely released March 1, 2007.

(ii)	The aggregate of 67,156 common shares (February, 2002: 100,734 common shares) will be released from escrow as to 22,385 shares on March 1, 2003 and every six months thereafter until completely released March 1, 2004.

(e) Warrants:

The Company has granted 6,222,892 warrants to purchase an aggregate of 6,222,892 common shares. The balance, composition and exercise prices of the warrants outstanding at November 30, 2002 are as follows:

		Weighted
	Number	average
	of warrants	exercise price	Expiry date

Balance, February 28, 2002	3,869,923	$0.68	–
Warrants granted	3,230,469	0.20	–
Warrants expired	(877,500)	(1.10)	–

Balance, November 30, 2002	6,222,892	$0.37	–

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TELESIS NORTH COMMUNICATIONS INC.

Notes to Consolidated Financial Statements

Three and nine months ended November 30, 2002 and November 30, 2001 (unaudited)

3.	Capital stock (continued):
	(e)	Warrants (continued):
	Weighted
Number	average
of warrants	exercise price	Expiry date

Comprised of: 50,000	3.00	February 28, 2003
1,740,000	0.50	October 2, 2003
909,091	0.55	December 21, 2003
68,182	0.55	December 21, 2003
225,150	0.55	January 15, 2004
3,230,469	0.20	July 30, 2004

6,222,892	$0.37	-

4.	Incentive stock option plan:
Pursuant to a plan authorized by the directors on February 28, 2001, as amended, options were granted to directors, officers, employees and other service providers, entitling the holders to purchase an aggregate of an additional 20% of the issued and outstanding common shares from treasury, exercisable at a price based upon the market price on the day preceding the date of grant. These options vest over a three-year period and expire on or before the fifth anniversary of the date of grant. A summary of the changes in the Company’s Incentive Stock Option Plan (the "Plan") for the nine months ended November 30, 2002 and year ended February 28, 2002 is as follows:

		Nine months ended		Year ended
		November 30, 2002		February 28, 2002

		Weighted		Weighted
	Number	average	Number	average
	of shares	exercise price	of shares	exercise price

Balance, beginning of period	4,430,657	$0.40	2,038,979	$3.00
Repricing of opening balance	-	(0.01)	-	(2.62)

	4,430,657	0.39	2,038,979	0.38
Options granted	640,000	0.22	2,960,012	0.43
Options exercised	(188,008)	(0.38)	-	-
Options cancelled	(870,000)	(0.41)	(568,334)	(0.54)

Balance, end of period	4,012,649	0.35	4,430,657	0.40

Exercisable, end of period	2,051,992	$0.37	60,012	$0.38

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TELESIS NORTH COMMUNICATIONS INC.

Notes to Consolidated Financial Statements

Three and nine months ended November 30, 2002 and November 30, 2001 (unaudited)

4.  Incentive stock option plan (continued):

Nine months ended
November 30, 2002

		Weighted	Weighted		Weighted
	Number	average	average	Number	average
Exercise	of options	remaining life	exercise	of options	exercise
Price	outstanding	(years)	price	exercisable	price

$0.10	160,000	4.17	$0.10	35,556	$0.10
0.18 400,000 4.92 0.18 116,667 0.18
0.29	20,000	4.18	0.29	-	-
0.31	60,000	4.50	0.31	-	-
0.38 3,292,649 3.57 0.38 1,877,547 0.38
0.46	30,000	4.29	0.46	-	-
0.76 50,000 3.58 0.76 22,222 0.76

$.10 - 0.76	4,012,649	3.75	$0.35	2,051,992	$0.37

5.	Loss per common share:
Loss per common share is computed using the weighted average number of outstanding common shares of 28,744,041 (November 2001 – 27,241,853). The effect of the conversion of the warrants and stock options on an if-converted basis has an anti-dilutive effect. Therefore no diluted loss per common share is presented

6.	Financial instruments and risk management:
	(a)	Foreign exchange:

Substantially all of the Company's sales are denominated in a foreign currency, which give rise to a risk that its receivables may be adversely impacted by fluctuations in foreign currency as measured against the Canadian dollar. The exchange risk is not hedged.

(b)	Concentration of credit risk:
The Company performs ongoing credit evaluations of its customers and establishes an allowance for doubtful accounts based on credit risk applicable to a particular customer.

At November 30, 2002, 100% (February 28, 2002 - 100%) of net accounts receivable is owing from three customers. At November 30, 2002, 83% (November 30, 2001 - 70%) of revenue was derived from four customers (November 30, 2001 – four).

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TELESIS NORTH COMMUNICATIONS INC.

Notes to Consolidated Financial Statements

Three and nine months ended November 30, 2002 and November 30, 2001 (unaudited)

6.	Financial instruments and risk management (continued):
	(c)	Financial instruments

The fair values of the Company's financial instruments, being cash and cash equivalents, amounts receivable, investment tax credits, bank overdraft and accounts payable and accrued liabilities approximate their carrying amounts due to the short-term nature of these instruments.

The fair value of the bank loan approximates its carrying amount as the rate is similar to those currently available to the Company for similar instrume nts.

7. Research and development expenses:

	Three months ended November 30,		Nine months ended
November 30,
	2002	2001	2002	2001

Salaries and consultants	$154,517	$163,812	$524,415	$681,640
Other	11,480	17,752	69,237	43,144

	165,997	181,564	593,652	724,584

Less: investment tax credit	(6,250)	-	(18,750)	(293,986)

	$159,747	$181,564	$574,902
	$430,598

8.	Commitments and contingencies:
	(a)	Commitments: The Company is committed to the following annual amounts in respect to lease of office space and computer equipment:
Year ending February 28:

2003	$86,900
2004	86,900
2005	86,900

$260,700

(b) Contingencies:

(i)	The company is a defendant in a claim by a former employee for $100,000 arising out of an alleged breach of contract for unpaid wages and punitive damages. The company has counterclaimed against the employee for $250,000 for negligence and breach of contract. This action has been dormant since November, 1998.

(ii)	The company has a claim against it for a trademark infringement. The amount and outcome of this claim cannot be reasonably determined.

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TELESIS NORTH COMMUNICATIONS INC.

Notes to Consolidated Financial Statements

Three and nine months ended November 30, 2002 and November 30, 2001 (unaudited)

9.	Segmented information:
	(a)	Reportable segment: The Company has one reportable segment which is the development and distribution of communication software for use in multiple land-line and wireless networks.
(b)	Geographic information:
The Company derives substantially all its revenue in North America, Europe and Asia. All of its capital assets are located in Canada and its research and development activities are conducted in Canada.

Segmented information on net sales by geographic region is as follows:

	Three months ended November 30,		Nine months ended November 30,
	2002	2001	2002	2001

Europe	$24,330	$12,004	$32,351	$74,964
Asia	49,003	22,580	158,450	104,796
North America	2,603	17,271	46,708	47,769

	$75,936	$51,855	$237,509	$227,529

10.	Significant differences between Canadian and United States of America generally accepted accounting principles:

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). For November 30, 2002, there are no significant differences between Canadian GAAP and the United States of America generally accepted accounting principles ("US GAAP"). The offsetting differences between share capital and deficit as at February 28, 2002 remain unchanged.

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FORM 51-901F

QUARTERLY REPORT

Incorporated as part of:	_ X _	Schedule A

	_____	Schedules B & C

ISSUER DETAILS:

NAME OF ISSUER		Telesis North Communications Inc.

ISSUER ADDRESS		35 The Links Road, Suite 210, Toronto, Ontario
M2P 1T7

ISSUER WEBSITE		www.telesis.ca

ISSUER TELEPHONE NUMBER		(416) 229-9666

CONTACT PERSON		Derek Woods

CONTACT’S POSITION		President & CEO

CONTACT TELEPHONE NUMBER		(416) 229-9666

FOR QUARTER ENDED		November 30, 2002

DATE OF REPORT		December 18, 2002

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B&C.

Derek Woods                                             "Derek Woods"                                    2002/ 12/ 18

NAME OF DIRECTOR                                    SIGN (TYPED)                            DATE SIGNED (YY/MM/DD)

Elizabeth Forester                                      "Elizabeth Forester"                                  2002/ 12/ 18

NAME OF DIRECTOR                                    SIGN (TYPED)                             DATE SIGNED (YY/MM/DD)

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FOR THE Third Quarter ENDED November 30, 2002

A. SCHEDULE "A"

1.	Please refer to the unaudited consolidated financial statements for the three and nine months ended November 30, 2002.

B. SCHEDULE "B"

1. Analysis of Expenses and Deferred Costs

Provided in Schedules A & C.

2.	Related Party Transactions :
On November 5, 2002 the Company announced a private placement of 378,421 Units to certain employees, directors and officers at price of Cdn $0.19 per Unit, for total gross proceeds of $71,900. In connection with this private placement, two senior officers and directors of the Company and one outside director of the Company each subscribed for 105,263 Units of the Company. Each Unit is convertible into units of the Issuer comprised of one common share of the Company and one warrant. Each warrant will entitle the holder to purchase a common share of the Company at a price of Cdn$0.25 if exercised within 24 months from the closing of the private placement. As at November 30, 2002, the Company had received gross cash proceeds of $71,900 in connection with this private placement and was obligated to issue shares subject to regulatory approval. Accordingly, the amount of $71,900 has been reported as "shares to be issued" in the unaudited consolidated financial statements for the three and nine months ended November 30, 2002.

3.	Summary of Securities Issued and Options Granted During the Period

(a) Securities Issued During The Third Quarter

none

(b) Options Granted During The Third Quarter

Date of Grant

		Relationship
Optionee	to Company	No. of Options	Exercise Price

September 3, 2002	Thomas Larson	Employee	30,000	$0.10

October 30, 2002	Derek Woods	Insider	400,000	$0.18

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4. Summary Of Securities As At The End Of The Reporting Period

(a) Share Capital

Class	Par Value	Authorized	Number Issued

Common Shares	N.P.V.	100,000,000	30,547,333

(b)		Options, Warrants And Convertible Securities Outstanding

	Number	Exercise or	Expiry
Security	or Amount	Convertible Price	Date

Options

Insiders	375,000	$0.38	February 28, 2006
Insiders	50,000	$0.76	July 6, 2006
Insiders	1,500,000	$0.38	October 2, 2006
Insiders	50,000	$0.38	November 26,
Insiders	400,000	$0.18	2006
			October 30, 2007

Non-insiders	1,152,645	$0.38	February 28, 2006
Non-insiders	80,000	$0.10 (note 1)	July 6, 2006
Non-insiders	20,004	$0.38	September 1, 2006
Non-insiders	125,000	$0.38	October 2, 2006
Non-insiders	20,000	$0.38	February 4, 2007
Non-insiders	30,000	$0.46	March 13, 2007
Non-insiders	70,000	$0.38	April 12, 2007
Non-insiders	60,000	$0.31	May 30, 2007
Non-insiders	50,000	$0.10	August 31, 2007
Non-insiders	30,000	$0.10	September 3, 2007

Warrants	50,000	$3.00	February 28, 2003
Warrants	1,740,000	$0.50	October 2, 2003
Warrants	977,273	$0.55	December 21, 2003
Warrants	225,150	$0.55
Warrants - Insider	625,000	$0.20	January 15, 2004
Warrants	2,605,469	$0.20	July 30, 2004
			July 30, 2004

CONVERTIBLE SECURITIES

Common Shares	None

Warrants	None
Agent’s Special	None
Warrants

Note 1. Reflects re-pricing of option grants originally priced at $0.76

(c)	Shares In Escrow Or Subject To Pooling Agreements Number of Shares
Escrowed	8,791,963
Pooling Agreements	None

5.	Directors And Officers Of The Company As At The Date This Report Is Signed And Filed

Name of Director

Elizabeth Forester
John D. Smith
Alfred Mamlet
Stephen Shaver
F. Derek Woods

Name of Officer	Office Held

F. Derek Woods	President and Chief Executive Officer
Taissa Romain	Secretary
Elizabeth M. Forester	Vice-president, Sales and Marketing
John D. Smith	Chief Technology Officer
Alfred Mamlet	Chairman

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Telesis North Communications Inc.

35 The Links Road Suite 210, Toronto, Ontario, M2P 1T7 Telephone: (416) 229-9666 Fax: (416) 229-1396

SCHEDULE "C"

MANAGEMENT DISCUSSION FOR THE THIRD QUARTER ENDED November 30, 2002

The Board of Directors of Telesis North Communications Inc. (the "Company", "Telesis", or "TNC") is pleased to present to the shareholders a summary of the Company’s activities for the Third Quarter ended November 30, 2002. Any shareholders wishing to receive further details regarding any of the information reported herein, may contact the Company at the address listed on the cover page (Form 51-901 F) of this Report.

On September 3, 2002, Telesis announced that it had established a U.S. office and engaged Mr. Tom Larson as Director of Sales for North America to direct the Company’s North American sales expansion.

On September 5, 2002, the Company announced it had signed a distributor agreement with 4Front Business Solutions, a Turkish systems integrator and distribution firm and division of Erel Technology Group, in connection with the marketing of the Company’s products in Turkey.

Effective September 24, 2002, Telesis announced the resignation of Adrian Stimpson as President and Director. Mr. Stimpson has resigned for personal reasons related to the demanding travel schedule required at Telesis. Mr. Stimpson will continue to provide assistance to the Company on an on-going basis as a consultant. Derek Woods, Chief Executive Officer, has assumed the additional title of President and will continue to oversee the strategic direction of the Company.

On October 31, 2002, the Company announced that it had executed a non-binding letter of intent to acquire all of the issued and outstanding shares of Terra Communications Corp., a Florida-based telecommunications provider with 2001 revenues of US$24.5 million, subject to final due diligence, completion of a definitive agreement and board and regulatory approvals.

On November 5, 2002 the Company announced a private placement of 378,421 Units to certain employees, directors and officers at price of Cdn $0.19 per Unit, for total gross proceeds of $71,900. Each Unit is convertible into units comprised of one common share of the Company and one warrant. Each warrant will entitle the holder to purchase a common share of the Company at a price of Cdn$0.25 if exercised within 24 months from the closing of the private placement. As at November 30, 2002, the Company had received gross cash proceeds of $71,900 in connection with this private placement and was obligated to issue shares subject to regulatory approval. Accordingly, the amount of $71,900 has been reported as "Shares to be Issued" as at November 30, 2002.

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Description of the Business

Founded in 1989, Telesis North Communications Inc. ("Telesis") (TSX Venture: TNC; OTCBB: TNCVF) develops and markets data acceleration software for wireless and landline networks. The Company's core product, OVERDRIVE(tm), allows ISPs and wireless carriers to accelerate the effective performance of their networks by up to 10 times, resulting in cost savings and greater customer satisfaction. For accessing email, the web, or any corporate application, Telesis "makes data move faster." Telesis is headquartered inToronto, Canada with regional offices in the United States and the UK. The Telesis web site can be found at www.telesis.ca <http://www.telesis.ca>.

Overview

The following discussion of TNC’s operating results explains material changes in the Company’s consolidated results of operations for the three and nine months ended November 30, 2002, compared to the same periods in the prior year. The discussion should be read in conjunction with the audited consolidated financial statements for the year ended February 28, 2002 and unaudited consolidated financial statements for the three and nine months ended November 30, 2002. This discussion contains forward-looking statements, the accuracy of which involves risks and uncertainties and TNC’s actual results could differ materially from those anticipated in the forward-looking statements. TNC disclaims any obligation to update information contained in any forward-looking statements. TNC’s consolidated financial statements attached to this report, have been prepared in Canadian dollars and in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which differ in significant respects from accounting principles generally accepted in the United States ("U.S. GAAP"). As such, this discussion of TNC’s financial condition and results of operations is based on the results prepared in accordance with Canadian GAAP. The significant differences between Canadian GAAP and U.S. GAAP as applicable to TNC’s financial statements are summarized in Note 19 to the Company’s audited consolidated financial statements for the year ended February 28, 2002.

Future operations

At November 30, 2002, TNC did not have sufficient cash flow from operations to satisfy its operational requirements and other cash commitments. The Company has introduced expense reductions and will seek further funding through the sale of its securities by private placement and the exercise of outstanding warrants and options. There can be no assurance that such funding sources will be secured or that the necessary regulatory approval or closing of a private placement will occur, or that such funding will be sufficient to eliminate the Company’s reliance on additional sources and quantities of funding.

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Operating results

Quarter ended November 30, 2002 compared to Quarter ended November 30, 2001

TNC reported a loss of $348,769 for the third quarter ended November 30, 2002 compared to a loss of

$364,416 for the same period in the preceding year.

Revenue for the three months ended November 30, 2002 was $75,936, an increase of 46% from $51,855 for the same period in preceding year. The quarter over quarter increase in revenue was the result of increased sales in Asia and Europe, which offset lower quarter over quarter revenue performance in North America.

TNC’s operating expenses, excluding amortization of capital assets and interest on long-term debt, were $417,666 for the three months ended November 30, 2002 compared to $407,746 for the three months ended November 30, 2001, an increase of $9,920. The quarter over quarter increase includes:

  A reduction in net research and development expenses of $21,817 from $181,564 for the three months ended November 30, 2001 to $159,747 for the three months ended November 30, 2002. Major decreases in various expense categories occurring in salaries, benefits and subcontractor fees ($9,294) and recruitment, travel and other expenses ($8,120) were further augmented by an increase in investment tax credits ($6,250), offset by an increase in computer leasing expenses of $1,847.
  An increase in sales and marketing expenses of $36,801 from $90,268 for the quarter ended November 30, 2001 to $127,069 for the quarter ended November 30, 2002. Major increases in various expense categories during the Third quarter of fiscal 2003 arose in salaries and benefits ($43,273) relating to the establishment of a new sales office in the United States, offset by reductions in travel and promotional expenses associated with trade show attendance, corporate branding and investor relations activity of $6,472.
  A reduction in general and administration expenses of $5,064 from $135,914 for the three months ended November 30, 2001 to $130,850 for the three months ended November 30, 2002. This change includes increased expenses for professional fees incurred in connection with accounting and legal services ($21,011), interest and penalty provisions associated with arrears of source deductions and withholdings ($21,500), insurance expenses ($5,247), office expenses ($4,749) and net increases in other expense categories ($3,940), offset by reductions in salaries and benefit amounts for administrative personnel of $41,413 and outside management consulting and other fees of $20,098.

Amortization expenses for the quarter ended November 30, 2002 declined slightly to $3,138 compared to $3,660 for the quarter ended November 30, 2001.

Interest on long-term debt declined $964 to $3,901 for the three months ended November 30, 2002 compared to $4,865 for the three months ended November 30, 2001.

Nine months ended November 30, 2002 compared to nine months ended November 30, 2001

TNC reported a loss of $1,149,852 for the nine months ended November 30, 2002 a decrease of 19% from a reported loss of $1,415,891 for the same period in the preceding year.

Revenue for the nine months ended November 30, 2002 was $237,509, an increase of 4% from $227,529 for the same period in preceding year. Despite an improvement in comparative revenue performance during the

Company’s third quarter, there is no clear indication that market conditions have sufficiently improved to offset the delays and reductions in end customer technology spending that has negatively affected the Company and other technology providers.

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At November 30, 2002, TNC’s revenues have been derived in North America, Europe and Asia primarily from software licensing and support fees from third party product reseller agreements and on a direct basis to corporate clients. The following tables provide a comparative breakdown of revenues by distribution channel and territory as at November 30, 2002 and November 30, 2001:

(a)	Revenues by Distribution Channel

	November 30, 2002		November 30, 2001

Third Party Resale
Agreements	$203,347	86%	$178,938	79%

Corporate	26,162	11%	45,787	20%

Government	8,000	3%	2,804	1%

Revenue	$237,509	100%	$227,529	100%

	(b)		Revenues by Territory

	November 30, 2002		November 30, 2001

Europe	$32,351	13%	$74,964	33%

Asia	158,450	67%	104,796	46%

North America	46,708	20%	47,769	21%

Revenue	$237,509	100%	$227,529	100%

TNC’s operating expenses, excluding amortization of capital assets and interest on long-term debt, were $1,367,335 for the nine months ended November 30, 2002 compared to $1,618,438 for the nine months ended November 30, 2001, a decrease of $251,103. This reduction is a result of one-time expenses relating to the reverse take-over transaction incurred in the prior year’s first quarter as well as substantive expense reduction initiatives introduced by the Company in the latter half of fiscal 2002. More specifically, the overall decrease in operating expenses includes:

An increase in net research and development expenses of $144,304 from $430,598 for the nine months ended November 30, 2001 to $574,902 for the nine months ended November 30, 2002. Net research and development expenses for the nine months ended November 30, 2001 were significantly affected by the recognition of a catch-up adjustment for investment tax credits of approximately $269,000, which pertained to the fiscal year ended February 28, 2001. Excluding the effect of this catch-up adjustment, the Company’s management of its research and development activity was consistent with overall expense reduction initiatives. A comparison of changes in major research and development expense and expense recovery categories for the nine months ended November 30 is as follows:

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A reduction in sales and marketing expense of $234,732 from $590,798 for the nine months ended

	Nine months ended November 30,
	2002	2001	Change

Salaries and outside fees	$524,415	$681,439	$(157,024)
Staff recruitment fees	15,300	-	15,300
Computer leases	46,919	37,912	9,007
Travel & miscellaneous	-	5,233	(5,233)
Third -party software fees	7,018	-	7,018

	593,652	724,584	(130,932)
Investment tax credits:
Current period	(18,750)	(25,000)	6,250
Catch -up adjustment	-	(268,986)	268,986

Net research and development	$574,902	$430,598	$144,304

November 30, 2001 to $356,066 for the nine months ended November 30, 2002. Major decreases in various year-to-date expense categories arose in salaries and benefits ($7,763), travel and promotional expenses associated with trade show attendance and corporate branding activity ($107,928), and investor relations activities ($119,041).

A reduction in general and administration expenses of $160,675 from $597,042 for the nine months ended November 30, 2001 to $436,367 for the nine months ended November 30, 2002. This year-to-date change includes reductions in professional fees ($51,647) pertaining largely to additional legal expenses incurred in the prior year’s first quarter after completion of the reverse take over transaction, outside management consulting fees ($60,364)), net recoveries versus expenses associated with bad debts ($15,938), savings in office rental expenses ($12,379) and savings in salaries and benefit amounts for administrative personnel ($99,753), offset by increases in travel and other expenses incurred by the Company’s directors and officer of $24,775, interest and penalties associated with arrears of source deductions and withholdings of $21,500, telecommunication expenses of $5,356, insurance expenses of $25,727 and net increase in other expense categories of $2,048.

Amortization expenses for the nine months ended November 30, 2002 declined slightly to $8,953 compared to $10,979 for the nine months ended November 30, 2001. Interest on long-term debt declined $2,930 to $11,073 for the nine months ended November 30, 2002 compared to $14,003 for the nine months ended November 30, 2001.

Liquidity and capital resources

2. Nine months ended November 30, 2002 compared to Year ended February 28,

2002 and Nine Months Ended November 30, 2001

TNC reported a negative working capital of $604,382 at November 30, 2002 compared with a negative working capital of $4,831 at February 28, 2002 representing a decrease of $599,551. As of November 30, 2002, TNC had cash and cash equivalents of $620 compared with cash and cash equivalents at February 28, 2002 of $325,119, representing a decrease in cash of $324,499. Current assets, excludin g cash, at November 30, 2002 decreased by $178,042 compared to February 28, 2002 which is attributable to decreases in investment tax credits of $278,335, offset by increases in amounts receivable of $87,210 and prepaid expenses of $13,083. Current liabilities at November 30, 2002 increased $97,010 compared to February 28, 2002 primarily due to increases in accounts payable and accrued liabilities of $58,359, deferred revenue of $6,651 and an increase in the current portion of  bank loans of $32,000.

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The Company utilized $1,133,899 of cash from its operating activities before net changes in non-cash working capital balances at November 30, 2002. By comparison, TNC utilized $1,404,912 in cash from its operating activities before net changes in non-cash working capital balances at November 30, 2001.

Net changes in non-cash working capital balances generated $243,052 of cash at November 30, 2002, decreasing cash utilized in operating activities to $890,847. By comparison, net changes in non-cash working capital balances utilized $301,007 of cash at November 30, 2001, increasing cash utilized in operating activities to $1,705,919.

At November 30, 2002, the Company generated $571,770 of cash through financing activities by issuing shares from the exercise of incentive stock options of $71,453 and two private placements of $571,900, offset by repayments of bank term loans of $45,728 and share issue costs of $25,855. By comparison at November 30, 2001, TNC generated $1,170,457 of cash by issuing shares from the conversion of warrants of $589,750 and a private placement of $696,000, offset by share issue costs of $91,293 and repayment of a bank term loan of $24,000.

TNC had capital expenditures for the nine months ended November 30, 2002 of $5,422. By comparison, at November 30, 2001, TNC invested $16,391 to acquire capital assets.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telesis North Communications Inc.

(Registrant)

By:/s/Elizabeth Forester

VP Sales and Marketing

Date: December 27, 2002